

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 24, 2016

Via e-mail
Leong Ming Chia
President, Chief Executive Officer and Director
DSwiss, Inc.
B-12-11, Prima Avenue
The Tube, Jalan PJU 1/39
Dataran Prima
47301 Petaling Jaya
Selangor, Malaysia

Re: DSwiss, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed March 15, 2016
File No. 333-208083

Dear Mr. Leong:

We have reviewed your registration statement and have the following comments.

Outside Front Cover Page of Prospectus

1. Please include the dealer prospectus delivery obligation called for by Item 502(b), and please specify the expiration date. Please refer to comment 2 of our letter dated February 9, 2016. Please note that the dealer prospectus delivery obligation is not coterminous with the duration of the offering. Please refer to Section 4(a)(3) of the Securities Act of 1933 and Rule 174 of Regulation C.

Management's Discussion and Analysis, page 14

2. Please revise here or in your business section to disclose why you paused operations during 2015. Your revised disclosure here appears to refer to the introduction of the GST, "revamping [y]our product line," and cutting expenses, but it remains unclear what your "internal operating restructuring" consisted of and why you paused operations, as well as how long you ceased operations for. Please refer to comment 8 of our letter dated February 9, 2016 and Item 101(h) of Regulation S-K.

Description of Business, page 15

3. Please clarify the arrangement that you enter into with the individuals who purchase a minimum of ten boxes of your products. Your current disclosure states that they purchase your products from you and then profit by reselling the boxes that they own, and that you pay them a commission, which implies that they do not own the products they sell but are doing so on your behalf. Please also clarify what percentage of your revenues are derived from such arrangements.

Selling Shareholders, page 19

4. In your response to comment 12 of our letter dated February 9, 2016, you indicate that Weld Asia and Weld Asia Associates are two different firms and are not affiliated. Please describe to us the differences between the two firms, including lists of officers, directors, employees, phone numbers, street addresses, and corporate structure and ownership. Please ensure your response covers the period from your inception to the current date.

Directors and Executive Officers and Corporate Governance, page 23

5. Please clarify whether Mr. Chua is still employed at CSAV Agencies, and if so, what percentage of his time he devotes to your company.

Exhibits to Registration Statement, page 28

6. Exhibit 10.2 is a contract with Ultra Beauty Supply, but the cover page of the contract refers to HBW International Marketing. Please revise.

7. Both exhibits 10.1 and 10.2 state that exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Item 601(b)(2) pertains only to plans of acquisition, reorganization, arrangement, liquidation or succession. Exhibits 10.1 and 10.2 are material contracts filed under Item 601(b)(10) rather than Item 601(b)(2), and you may not omit the exhibits of these contracts in reliance on that Item. Please revise.

You may contact Ernest Greene at (202)551-3733 or John Cash at (202)551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or me at (202)551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

CC: Benjamin Bunker (*via e-mail*)
Bunker Law Group PLLC